UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

PARANOVUS ENTERTAINMENT TECHNOLOGY LIMITED

(Exact name of registrant as specified in its charter)

No. 11, Dongjiao East Road, Shuangxi, Shunchang, Nanping City

Fujian Province, People’s Republic of China
+86-0599-782-8808

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form40-F.

Form 20-F  ☒      Form 40-F  ☐

Submission of Matters to a Vote of Security Holders.

Paranovus Entertainment Technology Limited (the “Company”) held an extraordinary meeting of shareholders at 10:00 a.m. EST on June 30, 2023 at its principal executive offices in Fujian, China. Shareholders of Class A and Class B ordinary shares voted by proxy or at the meeting There were 12,683,864 votes casted, representing approximately 65.37% of the total 18,979,275 outstanding votes and therefore constituting a quorum of more than one third of the shares outstanding and entitled to vote at the meeting as of the record date of May 16, 2023. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to twenty votes. The final voting results for each matter submitted to a vote of shareholders at the meeting are as follows:

1.	That the following constitutes the number of votes voted with respect to the following persons as directors of the Company:

Director’s Name	For	Against	Abstain
Xuezhu Wang	12,386,652	16,621	3,331

Sophie Ye Tao	12,386,861	16,412	3,331

Davide Sean Lu	12,386,697	16,576	3,331

Alex Lightman	12,386,810	16,463	3,331

John Levy	12,386,809	16,397	3,398

Accordingly, each such person has been duly elected as a director to hold such office until the next annual meeting of shareholders or until his or her successor is elected and shall qualify.

2.	That the following constitutes the votes with respect to that the approval for the proposed sale of the Company’s subsidiaries, Fujian Happiness Biotech Co., Limited (“Fujian Happiness”) and its subsidiaries Shunchang Happiness Nutraceutical Co., Ltd., Fujian Shennong Jiagu Development Co., Ltd., and Fuzhou Hekangyuan Trading Co., Ltd. to Fujian Hengda Beverage Co., Ltd, a PRC company, in exchange for cash consideration of RMB 78 million (approximately $11.3 million, the “Consideration”) (the “Transaction”);

For	Against	Abstain
12,394,350	9,041	3,213

Accordingly, the Transaction has been approved and adopted.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Paranovus Entertainment Technology Limited

Date: July 7, 2023	By:	/s/ Xuezhu Wang
Xuezhu Wang Chief Executive Officer

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